King & Spalding LLP 1100 Louisiana Street, Suite 4000 Houston, Texas 77002-5213 www.kslaw.com James H. Wilson Direct Dial: (713) 751-3207 Direct Fax: (713) 751-3290 jhwilson@kslaw.com
April 20, 2007
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	Newfield Exploration Company (“Newfield”)
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-12534
Supplemental Reponses dated January 16, 2007,
February 2, 2007 and February 16, 2007
Ladies and Gentlemen:
     This letter is being furnished to you on behalf of our client, Newfield. On April 13, 2007, Newfield requested a one week extension of the deadline for filing its response to your comments with respect to the above referenced filings set forth in a letter dated March 30, 2007. After gaining a better understanding of one of the comments based on a conversation with Mr. Ron Winfrey on April 16, 2007, Newfield has determined that it will need additional time to gather the information needed to respond to your comments. Newfield is working to gather this information and will provide a written response no later than April 27, 2007.
     If you have any questions with respect to the foregoing, please call the undersigned at (713) 751-3207.

Very truly yours, KING & SPALDING LLP
By:	/s/ James H. Wilson
James H. Wilson

c:      Ronald Winfrey